Issuer Free Writing Prospectus filed pursuant to Rule 433
relating to the Preliminary Prospectus Supplement dated
August 5, 2026 and the Prospectus dated February 5, 2025
Registration Statement No. 333-284711
Dated: August 5, 2026

$750,000,000 5.500% Notes due 2036
PRICING TERM SHEET
August 5, 2026

This pricing term sheet relates to the notes referenced above (the “Notes”) and should be read together with the preliminary prospectus supplement dated August 5, 2026 and the prospectus dated February 5, 2025 (including the documents incorporated by reference therein) relating to the Notes offering before making a decision in connection with an investment in the Notes. Terms used but not defined herein have the meanings ascribed to them in the preliminary prospectus supplement.

Issuer:	Franklin Resources, Inc.

Security Title:	5.500% Notes due 2036

Offering Format:	SEC Registered

Expected Ratings:*	A2 (Stable) (Moody’s) A (Stable) (S&P)

Trade Date:	August 5, 2026

Settlement Date:**	August 10, 2026 (T+3)

Principal Amount:	$750,000,000

Maturity Date:	August 10, 2036

Coupon:	5.500%

Interest Payment Dates:	February 10 and August 10, commencing February 10, 2027

Interest Record Dates:	February 1 and August 1

Price to Public:	99.137%

Benchmark Treasury:	4.375% due May 15, 2036

Benchmark Treasury Price and Yield:	98-04 ¼ / 4.614%

Spread to Benchmark Treasury:	+100 bps

Yield to Maturity:	5.614%

Proceeds (after underwriting discount and before estimated expenses) to the Issuer:	$738,652,500 (98.487% of principal amount)

Optional Redemption:

Prior to May 10, 2036 (three months prior to the maturity date of the Notes) (the “Par Call Date”), we may redeem the Notes at our option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon, if any, to, but excluding, the redemption date of the Notes.

On or after the Par Call Date, we may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus, in each case, accrued and unpaid interest thereon, if any, to, but excluding, the redemption date of the Notes.

Make-Whole Call:	T+15 bps

Day Count:	30/360

Minimum Denomination / Multiples:	$2,000 / $1,000

CUSIP:	354613 AN1

ISIN:	US354613AN11

Joint Book-Running Managers:	BofA Securities, Inc. HSBC Securities (USA) Inc. Wells Fargo Securities, LLC Citigroup Global Markets Inc. J.P. Morgan Securities LLC Mizuho Securities USA LLC RBC Capital Markets, LLC

Co-Managers:	Barclays Capital Inc. Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC BNY Mellon Capital Markets, LLC Independence Point Securities LLC M&T Securities, Inc.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**	It is expected that delivery of the Notes will be made against payment therefor on or about August 10 2026, which will be the third business day following the date hereof (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any day prior to one business day before delivery will be required, by virtue of the fact that the Notes initially will settle T+3, to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisors.

The Issuer has filed a registration statement (including a prospectus and related prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement for this offering if you request it by calling BofA Securities, Inc. at 1-800-294-1322, HSBC Securities (USA) Inc. at 1-866-811-8049 or Wells Fargo Securities, LLC at 1-800-645-3751.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another e-mail system.